EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contact:

Rudy E. Schupp

Chief Executive Officer

(561) 616-3020

John Marino

President and Chief Financial Officer

(561) 616-3046

1st United Bancorp, Inc. Announces Increased Earnings for the three months ended March 31, 2014

Boca Raton, Fla. — April 18, 2014 — (NASDAQ Global Select: FUBC) — 1st United Bancorp, Inc. (“1st United”) reported net income of $2.7 million ($0.08 per share) for the three months ended March 31, 2014 which is a 66% increase compared to net income of $1.6 million ($0.05 per share) for the three months ended March 31, 2013.

Highlights for the three months ended March 31, 2014:

Financial Condition

•	Total assets at March 31, 2014 were $1.74 billion, as compared to approximately $1.85 billion at December 31, 2013. During the quarter ended March 31, 2014, 1st United increased total loans by $25.1 million comprised of loan originations and advances of $79.4 million and payments, payoffs and resolutions of $54.3 million.
•	Total deposits at March 31, 2014 were $1.43 billion, as compared to $1.55 billion at December 31, 2013 primarily a result of a customer deposit of $128.0 million received in December 2013 and withdrawn in January 2014 as well as normal customer activity. Non-interest bearing deposits were approximately 38% of total deposits at March 31, 2014 as compared to 34% of total deposits at December 31, 2013.
•	Total risk-based capital ratio, Tier 1 capital ratio, and leverage ratio for 1st United at March 31, 2014 were 15.58%, 14.70% and 10.09%, respectively, and exceeded all regulatory requirements for “well capitalized.”

Asset Quality

•	Total non-performing assets were $31.5 million (1.81% of total assets) at March 31, 2014 representing a $2.9 million decrease as compared to the December 31, 2013 balance of $34.4 million (1.87% of total assets).
•	Excluding assets covered by FDIC loss share agreements, non-performing assets were $15.1 million (0.87% of total assets) at March 31, 2014.
•	Included in the $31.5 million in non-performing assets at March 31, 2014 was $16.4 million of assets covered under loss share agreements as compared to $17.6 million of assets covered under loss share agreement at December 31, 2013.
•	Classified loans (substandard and special mention) decreased by $3.8 million from $59.5 million at December 31, 2013 to $55.7 million at March 31, 2014. The decrease was due to resolutions, including sales, payoffs and transfers to other real estate owned, as well as credit upgrades of assets which have shown continued improvement.

Operating Results

Net income of $2.7 million for the three months ended March 31, 2014 was impacted by:

•	The net interest margin was 4.97% for the quarter ended March 31, 2014. The margin was positively impacted by increased cash flows of assets covered under loss share agreements due to resolutions, including sales, payoffs and transfers to other real estate owned of $2.8 million or 75 basis points. Exclusive of this, 1st United’s margin would have been approximately 4.22%.
•	The provision for loan losses was $333,000 for the quarter ended March 31, 2014.
•	Net gains on sales of other real estate of $213,000 were realized for the quarter ended March 31, 2014, with gains associated with the sale of assets covered under loss share agreements $306,000 during the quarter.
•	A charge of approximately $2.7 million was recorded during the quarter related to the increased cash flows (which resulted in approximately $2.8 million of income during the quarter on resolved loans and $306,000 in gains on the sale of other real estate owned) on the resolution, including sales, payoffs, transfers to other real estate owned and sale of other real estate owned, of assets covered under FDIC loss sharing agreements, which reduced the FDIC loss share receivable.
•	Inclusive within non-interest expense were write-downs of $244,000 of other real estate owned to their fair values due to updated appraisals.

Management Comments:

We are pleased with the strength and quality of our $1.74 billion asset enterprise at March 31, 2014,” said Warren S. Orlando, Chairman. “With the closure of one banking center in South Florida in early January 2014, we have 21 banking centers in Florida with the majority of them in major growth areas. We continue to believe that our strong capital base, liquidity and overall financial strength will allow us the opportunity to continue to expand both organically as well as through potential acquisitions.”

“Our earnings were $2.7 million for the quarter ended March 31, 2014. Our margin continues to remain strong and is driven by our core deposits and low cost of funds. We had approximately 38% of our total deposits comprised of non-interest bearing deposits at March 31, 2014. Our new loan pipeline remains strong. We continued our trend of net organic growth for the quarter and are hopeful this trend will continue throughout 2014,” said Rudy E. Schupp, Chief Executive Officer. “We continue to see new loan production in each of the markets we are serving.”

“We are encouraged with the continued improvement in non-loss share, non-performing assets during the quarter ended March 31, 2014, with reductions of $1.8 million. Our non-loss share non-performing asset ratio was reduced to 0.87% of total assets as compared to 0.91% at December 31, 2013. We are also seeing continued improvement in classified assets. We remain vigilant and will continue to monitor asset quality and act quickly to resolve problem assets as they are identified,” said John Marino, President and Chief Financial Officer.

For interested persons, 1st United will be hosting an investor call to review the year end results at 11:00 a.m. Eastern Daylight Savings Time on April 21, 2014. The number for the conference call is (800) 857-9849 (Passcode: 3183056). A replay of the conference call will be available beginning the evening of April 21, 2014 until May 4, 2014 by dialing (800) 839-1169 (domestic), using the passcode 1423.

About 1st United Bancorp, Inc.

1st United is a financial holding company headquartered in Boca Raton, Florida. 1st United’s principal subsidiary, 1st United Bank, is a Florida chartered commercial bank, which operates 21 branches in South and Central Florida, including Brevard, Broward, Hillsborough, Indian River, Miami-Dade, Orange, Palm Beach, and Pinellas Counties. 1st United’s principal executive office and mailing address is One North Federal Highway, Boca Raton, FL 33432 and its telephone number is (561) 362-3431. 1st United’s stock is listed on the NASDAQ Global Select Market under the symbol “FUBC”.

Forward Looking Statements

Any non-historical statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans and expectations that are subject to uncertainties and risks, which could cause 1st United’s future results to differ materially. The following factors, among others, could cause our actual results to differ: our ability to comply with the terms of loss sharing agreements with the FDIC; legislative and regulatory changes, including the Dodd-Frank Wall Street Reform, Consumer Protection Act and Basel III; our ability to integrate the business and operations of companies and banks that we have acquired and those that we may acquire in the future; the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the effects of security breaches and computer viruses that may affect our computer systems; the accuracy of our financial statement estimates and assumptions, including the estimate of our loan loss provision and the FDIC loss share receivable; the failure to achieve expected gains, revenue growth, and/or expense savings from past and future acquisitions; the frequency and magnitude of foreclosure of our loans; increased competition and its effect on pricing including the impact on our net interest margin from repeal of Regulation Q; our customers’ willingness and ability to make timely payments on their loans; changes in securities and real estate markets; changes in monetary and fiscal policies of the U.S. Government; inflation, interest rate, market, and monetary fluctuations; the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; our need and our ability to incur additional debt or equity financing; the effects of harsh weather conditions, including hurricanes, and man-made disasters; our ability to comply with the extensive laws and regulations to which we are subject; the willingness of clients to accept third-party products and services rather than our products and services and vice versa; technological changes; negative publicity and the impact on our reputation; changes in consumer spending and saving habits; changes in accounting principles, policies, practices or guidelines; limited trading activity of our common stock; the concentration of ownership of our common stock; our ability to retain key members of management; anti-takeover provisions under federal and state law as well as our Articles of Incorporation and our Bylaws; other risks described from time to time in our filings with the Securities and Exchange Commission; and our ability to manage the risks involved in the foregoing. These factors, as well as additional factors, can be found in our periodic and other filings with the SEC, which are available at the SEC’s internet site (http://www.sec.gov). Actual results may differ materially from projections and could be affected by a variety of factors, including factors beyond our control. Forward-looking statements in this press release speak only as of the date of the press release, and 1st United assumes no obligation to update forward-looking statements or the reasons why actual results could differ.

	For the three month period ended March 31,
	2014	2013
INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data)

Interest income	$19,538	$17,720
Interest expense	858	991
Net interest income	18,680	16,729
Provision for loan losses	333	650
Net interest income after provision for loan losses	18,347	16,079

Net gains on sales of OREO	213	441
Net gains on sales of securities	—	122
Adjustment to FDIC loss share receivable	(2,648)	(2,820)
Other non-interest income	1,189	1,269
Total non-interest income	(1,246)	(988)

Salaries and employee benefits	6,556	6,199
Occupancy and equipment	2,021	1,969
Other non-interest expense	4,323	4,308
Total non-interest expense	12,900	12,476

Income before taxes	4,201	2,615
Income tax expense	1,515	995
Net income	$2,686	$1,620

PER SHARE DATA
Basic and diluted earnings per share	$0.08	$0.05

SELECTED OPERATING RATIOS
Return on average assets	0.63%	0.42%
Return on average shareholders’ equity	4.64%	2.76%
Net interest margin	4.97%	5.09%

Average assets	$1,740,556	$1,551,341
Average shareholders’ equity	$234,988	$237,703

SELECT FINANCIAL DATA (unaudited)	March 31, 2014	December 31, 2013
	(Amounts in thousands, except per share data)

BALANCE SHEET DATA
Total assets	$1,738,395	$1,845,113
Gross loans	1,159,066	1,133,980
Allowance for loan losses	10,033	9,648
Net loans	1,149,316	1,124,571
Cash and cash equivalents	78,314	198,221
Securities available for sale	323,828	327,961
Other real estate owned	16,238	18,580
Goodwill and other intangible assets	67,603	67,798
FDIC loss share receivable	25,951	29,331
Deposits	1,429,381	1,547,913
Non-interest bearing deposits	539,640	526,311
Shareholders’ equity	235,241	230,108

SELECTED ASSET QUALITY DATA, CAPITAL AND ASSET QUALITY RATIOS

Equity/assets	13.53%	12.47%
Non-accrual and loans past due greater than 90 days loans/total loans	1.32%	1.40%
Allowance for loan losses/total loans	0.87%	0.85%
Allowance for loan losses/non-accrual loans	67.20%	60.92%
Leverage ratio	10.09%	9.66%
Tier 1 risk based capital	14.70%	14.61%
Total risk based capital	15.58%	15.47%
Book value per share	$6.82	$6.71
Number of shares of outstanding common stock	34,489,547	34,288,841